Exhibit 99.1

SILVERCORP REPORTS Q3 FISCAL 2023 ADJUSTED NET INCOME OF $11.8 MILLION, $0.07 PER SHARE, AND ISSUES FISCAL 2024 PRODUCTION, CASH COSTS, AND CAPITAL EXPENDITURE GUIDANCE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Feb. 9, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the three months ended December 31, 2022 ("Q3 Fiscal 2023"). All amounts are expressed in US dollars, and figures may not add due to rounding.

HIGHLIGHTS FOR Q3 FISCAL 2023

  Mined 296,050 tonnes of ore, milled 303,442 tonnes of ore, and produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.0 million pounds of zinc;
  Sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.3 million pounds of lead, and 7.1 million pounds of zinc, for revenue of $58.7 million;
  Realized adjusted earnings attributable to equity holders of $11.8 million, or $0.07 per share. The adjustments were made to remove impacts from impairment charges, share-based compensation, foreign exchange, mark-to-market equity investments, and the share of associates' operating results;
  Reported net income attributable to equity holders of $11.9 million, or $0.07 per share;
  Generated cash flow from operating activities of $25.7 million;
  Cash costs per ounce of silver, net of by-product credits, of negative $1.15;
  All-in sustaining costs per ounce of silver, net of by-product credits, of $9.28;
  Spent and capitalized $1.4 million on exploration drilling, $9.0 million on underground development, and $2.8 million on construction of the new mill and tailings storage facility;
  Strong balance sheet with $210.3 million in cash and cash equivalents and short-term investments. The Company holds a further portfolio of equity investments in associates and other companies with a total market value of $121.8 million as at December 31, 2022.

FISCAL 2024 PRODUCTION GUIDANCE

  To mine and process 1,100,000 to 1,170,000 tonnes of ores, yielding approximately 4,400 to 5,500 ounces of gold, 6.8 to 7.2 million ounces of silver, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc.
  The guidance represents a production increase of approximately 3% to 8% in ores, 1% to 26% in gold, 3% to 8% in silver, 3% to 8% in lead, and 14% to 23% in zinc compared to the expected production results in Fiscal 2023.

CONSOLIDATED FINANCIAL RESULTS

CONSOLIDATED FINANCIAL RESULTS (CNW Group/Silvercorp Metals Inc)

Net income attributable to equity holders of the Company in Q3 Fiscal 2023 was $11.9 million or $0.07 per share, compared to net income of $5.1 million or $0.03 per share in the three months ended December 31, 2021 ("Q3 Fiscal 2022").

In Q3 Fiscal 2023, the Company's consolidated financial results were mainly impacted by i) increases of 8% and 12%, respectively, in silver and lead sold, and a decrease of 6% in zinc sold; ii) decreases of 7%, 8%, and 13%, respectively, in the realized selling prices for silver, lead and zinc, and an increase of 13% in the realized selling price for gold; iii) a foreign exchange loss of $0.8 million arising from the depreciation of the US dollar against the Company's functional currencies, mainly the Chinese yuan and Canadian dollar; and iv) a gain of $3.0 million on equity investments.

Revenue in Q3 Fiscal 2023 was $58.7 million, down 1% compared to $59.1 million in Q3 Fiscal 2022. The decrease is mainly due to a decrease of $4.6 million arising from the decrease in the net realized selling prices for silver, lead and zinc, offset by an increase of $4.2 million arising from the increase in silver and lead sold.

Income from mine operations in Q3 Fiscal 2023 was $21.7 million, up 1% compared to $21.5 million in Q3 Fiscal 2022. Income from mine operations at the Ying Mining District was $19.0 million, compared to $17.6 million in Q3 Fiscal 2022. Income from mine operations at the GC Mine was $2.9 million, compared to $4.0 million in Q3 Fiscal 2022.

Cash flow provided by operating activities in Q3 Fiscal 2023 was $25.7 million, down $3.0 million compared to $28.7 million in Q3 Fiscal 2022.

The Company ended Q3 Fiscal 2023 with $210.3 million in cash, cash equivalents and short-term investments, up 5% or $9.3 million compared to $201.0 million as at September 30, 2022.

Working capital as at December 31, 2022 was $177.0 million, up 4% or $6.0 million compared to $170.9 million as at September 30, 2022.

CONSOLIDATED OPERATIONAL RESULTS

CONSOLIDATED OPERATIONAL RESULTS (CNW Group/Silvercorp Metals Inc)

In Q3 Fiscal 2023, the Company mined 296,050 tonnes of ore, up 1% compared to 292,072 tonnes in Q3 Fiscal 2022. Ore milled in Q3 Fiscal 2023 was 303,442 tonnes, effectively the same compared to 304,772 tonnes in Q3 Fiscal 2022.

In Q3 Fiscal 2023, the Company produced approximately 1.9 million ounces of silver, 1,100 ounces of gold, 20.1 million pounds of lead, and 7.0 million pounds of zinc, representing increases of 1%, 0%, and 6%, respectively, in silver, gold and lead production, and a decrease of 13% in zinc production over Q3 Fiscal 2022.

In Q3 Fiscal 2023, the consolidated production costs were $77.73 per tonne, down 9% compared to $85.73 per tonne in Q3 Fiscal 2022. The all-in sustaining production costs per tonne of ore processed in Q3 Fiscal 2023 were $136.90, essentially the same compared to $137.04 in Q3 Fiscal 2022.

In Q3 Fiscal 2023, the consolidated cash costs per ounce of silver, net of by-product credits, were negative $1.15, compared to negative $1.33 in the prior year quarter. The increase was mainly due to a decrease of $0.6 million in by-product credits offset by a decrease of $0.5 million in expensed production costs.

The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, were $9.28 compared to $8.82 in Q3 Fiscal 2022. The increase was mainly due to an increase of $3.1 million in sustaining capital expenditures offset by a decrease of $1.1 million in administrative expenses and mineral resources tax.

EXPLORATION AND DEVELOPMENT

EXPLORATION AND DEVELOPMENT (CNW Group/Silvercorp Metals Inc)

In Q3 Fiscal 2023, on a consolidated basis, a total of 70,228 metres or $2.5 million worth of diamond drilling were completed (Q3 Fiscal 2022 – 127,532 metres or $7.3 million), of which approximately 37,740 metres or $1.1 million worth of diamond drilling were expensed as part of mining costs (Q3 Fiscal 2022 – 83,430 metres or $2.3 million) and approximately 32,448 metres or $1.4 million worth of diamond drilling were capitalized (Q3 Fiscal 2022 – 44,102 metres or $5.0 million). In addition, approximately 9,719 metres or $3.8 million worth of preparation tunnelling were completed and expensed as part of mining costs (Q3 Fiscal 2022 – 8,705 metres or $3.3 million), and approximately 20,945 metres or $9.0 million worth of tunnels, raises, ramps and declines were completed and capitalized (Q3 Fiscal 2022 – 22,958 metres or $9.9 million).

In December 2022, the Company's Kuanping Silver-Lead-Zinc-Gold Project ("Kuanping Project") received a mining license (the "Kuanping Mining License") from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is good until March 13, 2029.

As of December 31, 2022, a total of $4.0 million in expenditures have been incurred on the construction of the new 3,000 tonnes per day flotation mill (the "New Mill") and the new tailings storage facility (the "TSF"). A total of 2,147 metres of drainage tunnels were completed, and the site preparation for the New Mill was also substantially completed. The first batch of $4.1 million (RMB¥29.3 million) of milling equipment was ordered. The environmental assessment study report was revised and is pending government approval.

The Company spent approximately $1.8 million to upgrade most roads to concrete and upgrade certain environmental protection facilities at the Ying Mining District as part of our continued commitment to build and operate green mines.  The Company also spent approximately $1.0 million to construct an X-Ray Transmission Ore Sorting System ("XRT Ore Sorting System") to optimize mine planning and improve processing head grades at the GC Mine. The XRT Ore Sorting System is expected to be completed in the fourth quarter of Fiscal 2023.

INDIVIDUAL MINE OPERATING PERFORMANCE

Ying Mining District

Ying Mining District	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Nine months ended December31,	
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	**2022**	2021
Ore Production (tonne)							
Ore mined	**206,854**	215,927	214,038	130,612	200,946	**636,819**	550,786
Ore milled	**213,830**	216,262	212,055	131,731	214,982	**642,147**	552,562
Head grades							
Silver (grams/tonne)	**262**	257	267	271	258	**262**	272
Lead (%)	**4.0**	3.7	3.9	3.9	3.7	**3.9**	3.9
Zinc (%)	**0.7**	0.7	0.7	0.8	0.8	**0.7**	0.8
Recovery rates							
Silver (%)	**95.7**	95.5	95.7	95.2	95.1	**95.7**	95.1
Lead (%)	**95.4**	94.1	95.4	96.1	95.2	**95.0**	95.5
Zinc (%)	**66.4**	62.5	58.1	57.4	64.0	**62.3**	60.3
Cash Costs							
Cash production cost per tonne of ore processed ($)	**88.66**	95.23	93.04	102.49	99.24	**92.35**	96.63
All-in sustaining cost per tonne of ore processed ($)	**141.21**	127.89	156.07	172.63	143.72	**141.66**	141.53
Cash cost per ounce of Silver, net of by-product credits ($)	**0.24**	1.86	0.28	1.21	1.19	**0.78**	0.90
All-in sustaining cost per ounce of silver, net of by-product credits ($)	**7.66**	6.82	8.60	10.76	8.36	**7.71**	7.27
Metal Production							
Silver (in thousands of ounces)	**1,674**	1,657	1,696	1,062	1,647	**5,027**	4,447
Gold (in thousands of ounces)	**1.1**	1.2	1.1	0.5	1.1	**3.4**	2.9
Lead (in thousands of pounds)	**17,647**	16,201	16,718	10,542	16,392	**50,566**	44,341
Zinc (in thousands of pounds)	**2,082**	1,976	1,928	1,317	2,347	**5,986**	5,450

INDIVIDUAL MINE OPERATING PERFORMANCE - Ying Mining District (CNW Group/Silvercorp Metals Inc)

GC Mine

INDIVIDUAL MINE OPERATING PERFORMANCE - GC Mine (CNW Group/Silvercorp Metals Inc)

FISCAL 2024 PRODUCTION, CASH COSTS, AND CAPITAL EXPENDITURES GUIDANCE

In Fiscal 2024, the Company expects to mine and process 1,100,000 to 1,170,000 tonnes ore, yielding approximately 4,400 to 5,500 ounces of gold, 6.8 to 7.2 million ounces of silver, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc. Fiscal 2024 production guidance represents production increases of approximately 3% to 8% in ores, 1% to 26% in gold, 3% to 8% in silver, 3% to 8% in lead, and 14% to 23% in zinc compared to the expected production result in Fiscal 2023.

FISCAL 2024 PRODUCTION, CASH COSTS, AND CAPITAL EXPENDITURES GUIDANCE (CNW Group/Silvercorp Metals Inc)

The table below summarizes the work plan and estimated capital expenditures in Fiscal 2024.

FISCAL 2024 PRODUCTION, CASH COSTS, AND CAPITAL EXPENDITURES GUIDANCE (CNW Group/Silvercorp Metals Inc)

In Fiscal 2024, the Company plans to: i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing a 26% increase in meterage and a 19% increase in cost compared to the expected results in Fiscal 2023; ii) complete 71,900 metres of exploration and mining development tunnels at estimated capitalized expenditures of $30.3 million, representing a decrease of 4% in meterage and an increase of 1% in cost compared to the expected results in Fiscal 2023; iii) complete and capitalize 176,600 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $5.0 million, representing an increase of 11% in meterage and a decrease of 38% in cost compared to the expected results in Fiscal 2023; and iv) spend $23.1 million on equipment, the XRT Ore Sorting System, a paste backfill plant, the mill and TSF (tailing storage facility).

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 31,100 metres of mining preparation tunnels and 96,200 metres of diamond drilling.

(a)  Ying Mining District

In Fiscal 2024, the Company plans to mine and process 770,000 to 810,000 tonnes of ore at the Ying Mining District, including 30,000 – 40,000 tonnes of gold ore with an expected head grade of 3.6 g/t gold, to produce approximately 4,400 to 5,500 ounces of gold, 6.2 to 6.5 million ounces of silver, 62.9 to 65.6 million pounds of lead, and 9.1 to 9.5 million pounds of zinc. Fiscal 2024 production guidance at the Ying Mining District represents production increases of approximately 0% to 5% in ore, 1% to 26% in gold, 3% to 8% in silver, 4% to 8% in lead, and 21% to 26% in zinc compared to the expected production results in Fiscal 2023.

The cash production cost is expected to be $90.4 to $92.6 per tonne of ore, and the all-in sustaining production cost is estimated at $143.8 to $148.8 per tonne of ore processed, representing a 2% to 3% decrease in cash production cost and a 1% to 2% increase in all-in sustaining production cost compared to the expected results in Fiscal 2023.

In Fiscal 2024, the Ying Mining District plans to: i) complete 8,800 metres of metre tunnels  as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing an increase of 26% in meterage and an increase of 19% in cost compared to the expected results in Fiscal 2023;  ii) complete 57,200 metres of exploration and mining development tunnels at estimated capitalized expenditures of $23.9 million, representing a decrease of 8% in meterage and a decrease of 6% in cost compared to the expected results in Fiscal 2023; iii) complete and capitalize 146,400 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $4.2 million, representing an increase of 13% in meterage and a decrease of 24% in cost compared to the expected results in Fiscal 2023; and iv) spend $21.8 million on equipment and facilities, including  $12.9 million on the construction of the TSF, $3.0 million to build a paste backfill plant and a XRT Ore Sorting system to optimize the mine plan and improve ore processing head grades, and $1.2 million to improve certain power facilities and to replace some electrical cables. The Company still plans to complete the TSF in 2024 and is currently delaying  construction of the new 3,000 TPD mill by one year.

In addition to the capitalized tunneling and drilling work, the Ying Mining District also plans to complete and expense 25,800 metres of mining preparation tunnels and 71,400 metres of diamond drilling, representing decreases of 18% and 44%, respectively, compared to the expected results in Fiscal 2023.

(b)  GC Mine

In Fiscal 2024, the Company plans to mine and process 330,000 to 360,000 tonnes of ore at the GC Mine to produce 620 to 670 thousand ounces of silver, 7.5 to 8.2 million pounds of lead, and 18.5 to 20.1 million pounds of zinc. Fiscal 2024 production guidance at the GC Mine represents production increases of approximately 11% to 21% in ore, 4% to 14% in silver, -2% to 6% in lead, and 12% to 21% in zinc production compared to the expected results in Fiscal 2023.

The cash production cost is expected to be $50.3 to $52.3 per tonne of ore, and the all-in sustaining production cost is estimated at $79.6 to $84.2 per tonne of ore processed, representing a 10% to 11% decrease in cash production cost and a 4% to 5% decrease in all-in sustaining production cost compared to the expected results in Fiscal 2023.

In Fiscal 2024, the GC Mine plans to: i) complete and capitalize 14,700 metres of exploration and development tunnels at estimated capital expenditures of $6.4 million, an increase of 12% in meterage and an increase of 42% in  cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access,  compared to the expected results in Fiscal 2023; ii) complete and capitalize 30,200 metres of diamond drilling at an estimated cost of $0.8 million, representing a 100% increase in meterage and cost to prepare for future production, compared to the expected results in Fiscal 2023; and iii) spend $0.7 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $7.9 million in Fiscal 2024, down $0.5 million compared to the expected results in Fiscal 2023.

In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 5,300 metres of tunnels and 24,800 metres of underground drilling at the GC Mine, representing decreases of 28% and 43%, respectively, compared to the expected results in Fiscal 2023.

(c)  Kuanping Project

The Company plans to carry out studies to complete the environmental assessment report, water and soil protection assessment report, and preliminary safety facilities and mine design report  as required for the Kuanping Project in Fiscal 2024. Further updates on the mine construction plan and cost estimates will be provided upon completion of these reports.

CONFERENCE CALL DETAILS

A conference call to discuss these results will be held tomorrow, Friday, February 10, at 9:00 am PDT (12:00 pm EDT). To participate in the conference call, please dial the numbers below.

Canada/USA TF: 888-664-6383

International Toll: 416-764-8650

Conference ID: 17900371

Participants should dial-in 10 – 15 minutes prior to the start time.  A replay of the conference call and transcript will be available on the Company's website at www.silvercorp.ca.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

This news release should be read in conjunction with the Company's Management Discussion & Analysis ("MD&A"), the unaudited condensed consolidated interim financial statements and related notes contains therein for the three and nine months ended December 31, 2022, which have been posted on SEDAR under the Company's profile at www.sedar.com and on EDGAR at www.sec.gov, and are also available on the Company's website at www.silvercorp.ca under the Investor section. This news release refers to various alternative performance (non-IFRS) measures, such as adjusted earnings and adjusted earnings per share, cash costs and all-in sustaining costs per ounce of silver, net of by-product credits, production costs and all-in sustaining production costs per tonne of ore processed and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have standardized meanings under IFRS as an indicator of performance and may differ from methods used by other companies with similar description.  The detailed description and reconciliation of these alternative performance (non-IFRS) measures have been incorporated by reference and can be found on page 30, section 12 – Alternative Performance (Non-IFRS) Measures in the MD&A for the three and nine months ended December 31, 2022 filled on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference here in.

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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